UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

ITEM 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Seadrill provides update on proposed Aquadrill LLC acquisition

Hamilton, Bermuda, February 28, 2023 – Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) announces that it has filed a registration statement on Form F-4 that includes a prospectus of Seadrill (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) in connection with the issuance of common shares to certain Aquadrill LLC (“Aquadrill”) unitholders and equity award holders in regard to the proposed all-stock acquisition of Aquadrill (the “Transaction”) originally announced on December 22, 2022. The Registration Statement has not been declared effective by the SEC. To prioritize completion of the registration process with the SEC, Seadrill has postponed the release of its results for the fourth quarter of 2022 and expects such release to be on or about April 5, 2023. Furthermore, Seadrill made filings with the U.S. Federal Trade Commission (“FTC”) in January 2023 in accordance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in connection with the Transaction, and the associated waiting periods applicable to the Transaction have expired.

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically advanced fleet spans all asset classes allowing its experienced crews to conduct operations from shallow to ultra-deepwater environments.

About Aquadrill

Aquadrill is a limited liability company that owns eight offshore drilling units. Aquadrill’s fleet consists of four ultra-deepwater drillships, one ultra-deepwater harsh environment semi-submersible and three tender assist drilling units. The operations and marketing of Aquadrill’s drilling units are managed by Diamond Offshore Drilling, Inc., Energy Drilling Management Pte Ltd., and Vantage Drilling International.

Forward-Looking Statements

This announcement includes forward-looking statements. Such statements are generally not historical in nature, and specifically include statements about the timing of the release of its results for the fourth quarter of 2022. These statements are based on Seadrill’s and Aquadrill’s respective management teams’ current plans, expectations, assumptions and beliefs concerning future events impacting each of Seadrill and Aquadrill, and are subject to risk and delay. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should also keep in mind the risks described from time to time in Seadrill’s filings with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 29, 2022 (File No. 001-39327).

Important Additional Information

This communication relates to a proposed business combination transaction (the “Transaction”) between Seadrill Limited and Aquadrill LLC. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law.

In connection with the Transaction, Seadrill has filed with the SEC a registration statement on Form F-4 that includes a prospectus of Seadrill, as well as other relevant documents concerning the Transaction. HOLDERS OF AQUADRILL COMMON UNITS AND EQUITY AWARDS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Access to the registration statement and the prospectus, as well as other filings containing information about Seadrill and Aquadrill, are available without charge at the SEC’s website (http://www.sec.gov). Copies of the documents filed with the SEC can also be obtained, without charge, by directing a request to Seadrill.

Seadrill Contact Information

David Warwick

Director of Investor Relations

David.Warwick@Seadrill.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: February 28, 2023	By:	/s/ Simon Johnson Name: Simon Johnson
Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)